QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.5

Comments by Auditors for U.S. Readers
on Canada-U.S. Reporting Differences

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in note 2 to the consolidated financial statements. Our report to the Shareholders dated February 25, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Montréal, Canada February 25, 2004

QuickLinks

  Exhibit 99.5
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences